Although the Filer has no means to seek to obtain influence or control of the Registrant (the Series A stock is a non-voting security), the Filer sent the following letter to the Board of Directors of the Registrant in February 2001. No response was received.







February 20, 2001


The Board of Directors
International Thoroughbred Breeders Inc.
Mr. Francis W. Murray, Chairman
Mr. John U. Mariucci
Mr. James J. Murray
Mr. Robert J. Quigley

c/o Mr. William H. Warner, Secretary
PO Box 1232
Cherry Hill, NJ 08034


Gentlemen:

My wife and I are owners of 10,257 shares of ITB Series A Preferred Stock. A partnership that I manage, Remnant Partners L.P., holds 5,635 additional shares. The combined 15,892 shares represent approximately 4.38% of the Series A Preferred Stock outstanding. The Partnership and I also hold 25,900 common shares. I am writing to the Board in my capacity as a beneficial owner of both classes of securities.

Having reviewed the ITB 10Q filed with the Securities and Exchange Commission for the period ended December 31, 2000, I am deeply concerned about a number of facts and transactions disclosed by the Company.

Specifically, the 10Q states in Item 1, Basis of Presentation:

 . . . the Company has no sources of income or working capital and there are no assurances that the Company would be successful in obtaining working capital from any sources.

The Company has sustained losses . . . which raise substantial doubt about its ability to continue as a going concern.

.. . . The Company needs to obtain additional short term loans to fund its operations prior to March 1, 2001.

Under Item 4, Commitments and Contingencies, the Company states:

On January 26, 2001, the Company borrowed $1,000,000 from Michael J. Quigley,
III, an unrelated party, at an annual interest rate of 10%. . . .  As collateral for the loan, the Company pledged the $33 million in notes receivable from the sale of the El Rancho and Garden State Park properties.

Under Item 7, Related Party Transactions:

During the third quarter of fiscal 2001, the company has invested in two projects in which is President and Chief Executive Officer, Francis W. Murray, also has a pecuniary interest. [The Company has agreed to lend $3 million to developers of the two projects, one of which is a partnership the general partner of which is owned by Mr. Murray.]

 In sum, these transactions appear to constitute a breach of the directors' fiduciary obligation to the Company and its stockholders; to constitute an abuse of the directors' exercise of their business judgment; to put the Company unreasonably at financial risk while furthering the business interests of a shareholder-director-officer; and to transfer what might amount to an improper dividend-like distribution to that shareholder-director-officer.

The securing of a $1 million short-term loan with notes carried on the balance sheet at $33 million appears to expose the Company to risk of a disproportionate loss for a very limited benefit. I would like to know what effort the Board expended to secure financing on other terms. (As the lender is described in an SEC filing as an unrelated party, I must assume he has no family ties to another director.)

The pledge by cash-strapped ITB of more than its available liquid resources to business entities related to its chief executive adds to the pressure on the Corporation to obtain financing. Financing obtained under pressure is likely to be on less favorable terms than financing obtained without haste or pressure. The arrangement appears designed to benefit Francis Murray rather than the Company, and indeed to benefit Murray at the Corporation's expense if need be. That these pledges were made at a time when ITB expresses doubt about its ability to obtain financing to meet its own operating expenses, in my opinion, stretches the meaning of self-dealing.

One explanation for this egregious business might be that the pledges are designed as a distribution to Mr. Murray in respect to his large holdings of common stock. Such a distribution, if it impaired the Company's ability to meet its obligations as they come due, would seem to be a questionable strategy for a Board whose members can be held personally liable under certain circumstances. Other objections might be raised on behalf of Series A Preferred Stock holders as well.

Absent information from the Board to the contrary, I have to regard these transactions as abusive, reckless and a gross breach of the Board's obligations to the Company and its stockholders.

I would appreciate a response in a timely manner.



Sincerely,




JOHN C. BOLAND